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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4
                                (Amendment No. 2)

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

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                               ATRION CORPORATION
                                (Name of Issuer)

                               ATRION CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                   049904105
                      (Cusip Number of Class of Securities)

                                 EMILE A. BATTAT
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               ATRION CORPORATION
                              ONE ALLENTOWN PARKWAY
                             ALLEN, TEXAS 75002-4211
                                 (972) 390-9800
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies To:
                            B. G. MINISMAN, JR., ESQ.
                      BERKOWITZ, LEFKOVITS, ISOM & KUSHNER
                              1600 SOUTHTRUST TOWER
                            BIRMINGHAM, ALABAMA 35203
                                 (205) 328-0480

                                 March 22, 1999
                   (Date Tender Offer First Published, Sent or
                           Given to Security Holders)


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         This Amendment No. 2 (the "Amendment") to the Issuer Tender Offer
Statement on Schedule 13E-4, dated March 22, 1999 (the "Schedule"), relates to the offer by Atrion Corporation (the "Company") to purchase 400,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.10 per share (such shares, together with the associated common stock purchase rights issued pursuant to the Rights Agreement, dated as of February 1, 1990, as amended, between the Company and American Stock Transfer & Trust Company as Rights Agent, are hereinafter referred to as the "Shares"), at a price not greater than $10.00 nor less than $8.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 1999, and in the related Letter of Transmittal, which, as amended from time to time, together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8(e) of the Schedule is hereby amended and supplemented to add the following information:

         Upon the terms and subject to the conditions of the Offer, the Company is extending the Offer. The Offer, proration period and withdrawal rights now expire at 5:00 p.m., New York City time, on Friday, April 23, 1999, unless further extended by the Company.

         On April 16, 1999, The Atrion Stockholder Committee, comprised of Jerry
A. Howard and R. Scott Nieboer, filed a preliminary proxy statement with the Securities and Exchange Commission. In its preliminary proxy statement, The Atrion Stockholder Committee states that it is soliciting proxies for the election of Messrs. Howard and Nieboer to the Board of Directors of the Company at the Company's 1999 annual meeting in opposition to the nominees of the Board of Directors. Among other things, the Atrion Stockholder Committee has stated in its preliminary proxy statement that if it is successful in having its nominees elected they intend to use their "best efforts to influence a sale of the
Company or its component businesses...."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 9 of the Schedule is hereby amended and supplemented to add Exhibit (a)(11).

(a) (11) Form of Press Release dated April 21, 1999.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13E-4 is true, complete and correct.


                                    ATRION CORPORATION


                                    By: /s/ Emile A. Battat
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                                    Name: Emile A. Battat
                                    Title:  Chairman, President and
                                            Chief Executive Officer

Dated: April 21, 1999


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                                  EXHIBIT INDEX

EXHIBIT
  NO.                               DESCRIPTION

(a) (11) Form of Press Release dated April 21, 1999.



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